Form 1
Page 1
Execution
Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY):

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different):
   11 Wall Street, New York, NY 10005
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/21/72 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

SEC
Mail Processing
Section
AUG 25 2017
Washington DC
412

17002498

RECEIVED
2017 AUG 25 PM 1:10
SEC / TM

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/22/17 (MM/DD/YY) NYSE Arca, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 22nd day of August (Month), 2017 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

NYSEARCA-ONE-000001

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

NYSE

SEC Mail Processing Section

August 22, 2017

VIA FEDEX

Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

RECEIVED 2017 AUG 25 PM 1:03 SEC / TM

Re: Amendments to Form 1

Pursuant to a conversation on August 3, 2017 with David Michehl, Division of Trading and Markets, Securities and Exchange Commission, enclosed please find addendums to the June 2017 annual amendments to the Form 1 applications for New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., and NYSE National, Inc. (together, the "Exchanges"), which were submitted on June 23, 2017 (the "June 2017 Form 1"). The present submissions provide an updated organizational chart of the Exchanges' parent company, Intercontinental Exchange, Inc. ("ICE"), as of August 22, 2017, and amend Exhibit D to the June 2017 Form 1.

The amended Exhibit D includes financial statements for ICE US Holding Company LP LLC, Interactive Data Holdings Corporation, Intercontinental Exchange International, Inc., and Intelligent Business Entertainment, Inc. The previously submitted Exhibit D to the June 2017 Form 1 included financial statements for each of these four entities under the names ICE US Holding Company, LP, Igloo Intermediate Corporation, IntercontinentalExchange International, Inc., and True Office, respectively. The amended Exhibit D deletes the previously submitted financial statements and replaces them in their entirely. Please note that financials for NYSE American LLC are labeled "NYSE MKT LLC", which reflects that entity's legal name during the year ended December 31, 2016.

In addition, although such entities are on the ICE organizational chart, the amended Exhibit D does not include the financial statements of eConfirm LLC, ICE Data Indices LLC, NYSE National, Inc., or NSX Securities LLC because such entities were not affiliates of the Exchanges during the year ended December 31, 2016. In each case, ICE acquired or formed the entity after December 31, 2016. In addition, the amended Exhibit D does not include the financial statements of Archipelago Securities LLC or Archipelago Trading Services, Inc. because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Please note that the Form 1 amendment for NYSE Arca, Inc. also contains updated membership forms that reflect changes made in light of the merger of NYSE Arca Equities, Inc. with and into NYSE Arca, Inc. These amended forms were published on the Exchanges' website on August 18, 2017.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com.

Sincerely,

Enclosures

Cc via email:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

David Michehl
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE Arca, Inc.

August 2017

EXHIBIT D

The following unconsolidated financial statements for the year ended December 31, 2016, of ICE US Holding Company LP LLC, Interactive Data Holdings Corporation, Intercontinental Exchange International, Inc., and Intelligent Business Entertainment, Inc., replace in their entirety the financial statements for the year ended December 31, 2016, of ICE US Holding Company, LP, Igloo Intermediate Corporation, IntercontinentalExchange International, Inc., and True Office, set forth in Exhibit D to the annual amendments to the Form 1 submitted on June 23, 2017.

Financial statements for NYSE American LLC are labeled "NYSE MKT LLC", which reflects that entity's legal name during the year ended December 31, 2016.

This amended Exhibit D does not include the financial statements of eConfirm LLC, ICE Data Indices LLC, NYSE National, Inc., or NSX Securities LLC because such entities were not affiliates of the Exchange during the year ended December 31, 2016.

This amended Exhibit D does not include the financial statements of Archipelago Securities LLC or Archipelago Trading Services, Inc., because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

The following pages of Exhibit D, numbered NYSEARCA-ONE-000004 through NYSEARCA-ONE-0000043, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE Arca, Inc.

August 2017

EXHIBIT F

A complete set of NYSE Arca, Inc.'s forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________________ CRD #: ____________

Business Address: ______________________________

City: ______________________ State: __________ Zip Code: ____________

Contact Name: ______________________ Telephone: ______________________

Email: ______________________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE MKT and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

NYSE USER AGREEMENT (CONTINUED)

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; or iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

NYSE USER AGREEMENT (CONTINUED)

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without regard to choice of law principles.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:		**Accepted on behalf of NYSE:**	
______________________ (Company Name)		Entity:	______________________
By (Signature):	______________________	By (Signature):	______________________
Name:	______________________	Name:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________

With Notices To:

User Name:	______________________	NYSE	
Contact Name:	______________________	Attention: Client Relationship Services	
Address:	______________________	353 N. Clark Street, 31st Floor	
City, State, Zip:	______________________	Chicago, IL 60654	
Email:	______________________	crs@nyse.com	

NYSE Arca Options - Designated Give-up Notification Form

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1. OTP Firm Information

OTP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced OTP Firm requests NYSE Arca Options to enable (or disable) give-ups for the following Clearing Members (***NOTE***: *Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).*				Enable Give Up	Disable Give Up
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐

OTP Holder represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and NYSE Arca Rule 6.15-O.

OTP Holder represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with NYSE Arca.

Print Name and Title of Authorized Signatory			
Signature		Date	

Please return to Client Relationship Services via email CRS@nyse.com.

Revised August 2017

NYSEARCA-ONE-000053

NYSE Arca Options

Options Trading Permit Application

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Application for Options Trading Permit ("OTP"), an Applicant Broker-Dealer must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist

Applicant Broker-Dealer must complete and submit all applicable materials addressed in the Application Checklist (page 4) to: crs@nyse.com

Note: All application materials sent to NYSE Arca will be reviewed by NYSE Arca's Client Relationship Services Department for completeness. The applications are submitted to FINRA who performs the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to NYSE Arca Rule 2.4. If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830 option 5.

Application Process

- Following submission of the Application for Options Trading Permit and supporting documents to NYSE Arca, Inc. ("NYSE Arca"), the application will be reviewed for accuracy and regulatory or other disclosures. NYSE Arca will submit the application to FINRA for overall review and approval recommendation; NYSE Arca Compliance and Regulation complete the final review and approval.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, NYSE Arca will contact the representative of the Applicant to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by NYSE Arca for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Arca for approval or disapproval without delay. NYSE Arca shall post the name of the Applicant Broker-Dealer and its proposed Nominee for a period of three (3) business days in the NYSE Arca Weekly Bulletin.

    - Applicants will be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Options Trading Permit

- All individuals required to be registered with NYSE Arca, pursuant to the Rules, shall file documentation with the Exchange in the manner prescribed in NYSE Arca Rule 2.23 requesting such registration. NYSE Arca does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with NYSE Arca or be approved by NYSE Arca. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- NYSE Arca will promptly notify the Applicant, in writing, of their membership decision.

- An OTP must be activated within six months of approval by NYSE Arca. Applicant Broker-Dealers that have been approved by NYSE Arca are not considered active OTP Firms until an OTP has been placed in the name of a Nominee. Nominees must be approved by NYSE Arca before becoming an OTP Holder on behalf of an OTP Firm. OTP Firms that are off-floor trading firms or provide clearing services on NYSE Arca and are not conducting market maker or floor broker activities are required to designate an "Office Nominee" as its OTP Holder.

- In the event an Applicant is disapproved by NYSE Arca, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.14. A disapproved applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Corporation's decision was mailed to the applicant, file a petition in accordance with the provisions of NYSE Arca Rule 10.14.

APPLICATION CHECKLIST & FEES

CHECKLIST FOR NON-NYSE Arca DEA BROKER-DEALER APPLICANTS

- ❑ Application for Options Trading Permit
  - Section 8 only if you are not self-clearing
  - Section 9 does not apply
- ❑ NYSE Master User Agreement
- ❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD®.
- ❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®:
  - Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
  - Designated supervisors and principals
  - All Authorized Traders
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[1] and the Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
- ❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports
- ❑ Copy of Written Supervisory Procedures[2], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)
- ❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

CHECKLIST FOR NYSE Arca DEA BROKER-DEALER APPLICANTS

- ❑ Application for Options Trading Permit
  - Section 8 only if you are not self-clearing
- ❑ NYSE Master User Agreement
- ❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD®.
- ❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1].
  - Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
  - Designated supervisors and principals
  - All Authorized Traders
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
  - Subordination Agreements, if applicable
- ❑ Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable
- ❑ Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
- ❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports
- ❑ Copy of Written Supervisory Procedures [2], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

Note: For a list of all fees, please review the "NYSE Arca Options Fees and Charges" found at https://www.nyse.com/markets/fees

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[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements reflecting the Balance Sheet and Profit & Loss Statement detail for each month for the most recent six (6) months or since inception, whichever is less.

[2] Market Maker applicants must include, but are not limited to, the following NYSE Arca Option Rules: 6.32 – 6.41 (Market Makers), 6.82, 6.84 & 6.85 (Lead Market Makers), 6.83 (Limitations on Dealings of Lead Market Makers/Information Barriers), 11.3 (Prevention of the Misuse of Material, Nonpublic Information), 11.18 (Supervision), and 11.19 (Anti-Money Laundering Compliance Program).

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant – the Broker-Dealer organization applying for an Options Trading Permit or amending this form.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an OTP Holder or any person directly or indirectly controlling, controlled by or under common control with an OTP Holder.

Authorized Trader ("AT") – an individual who may submit orders to the Exchange on behalf of his or her OTP Firm or Sponsored Participant.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Clearing Member – an OTP Firm which has been admitted to membership in the Options Clearing Corporation ("OCC") pursuant to the provisions of the rules of the OCC. A Broker-Dealer who receives and executes customers' instructions, prepares trade confirmations, sends the money related to the trades, arranges for the physical movement of securities, and shares responsibility with an introducing broker-dealer for compliance with regulatory requirements.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or OTP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising registered employees.

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by NYSE Arca Rules 1.1(b) and 1.1(c), respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Financial Arrangement – (1) the direct financing of an OTP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Firm Proprietary and/or Agency Trading – an OTP Firm that engages in off-floor trading that is unrelated to the performance of that OTP Firm's registered market maker or floor broker functions.

Market Maker – an OTP Firm or OTP Holder that acts as a Market Maker pursuant to Rule 6.32-O and submits quotes electronically and makes transactions as a dealer-specialist through the facilities of the Exchange from on the trading floor or remotely from off the trading floor.

Market Maker Authorized Trader ("MMAT") – an Authorized Trader who performs market making activities pursuant to Rule 6-O on behalf of an OTP Firm or OTP Holder registered as a Market Maker. To be approved as an MMAT, a person must demonstrate knowledge of the Rules of the Exchange by passing an examination prescribed by the Exchange. MMATs may be officers, partners, employees, or associated persons of OTP Firms that are registered with the Exchange as Market Maker.

EXPLANATION OF TERMS (CONTINUED)

Nominee – an individual who is authorized by an OTP Firm, in accordance with NYSE Arca Rule 2.4, to conduct business on the trading facilities of NYSE Arca and to represent such OTP Firm in all matters relating to the Exchange. A Nominee shall agree to be bound by the Bylaws and Rules of NYSE Arca, and by all applicable rules and regulations of the Securities Exchange Commission.

NYSE Arca, Inc. ("NYSE Arca", the "Exchange", or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is also a Self-Regulatory Organization.

OTP – an Options Trading Permit issued by the Corporation for effecting approved securities transactions on the Corporation's trading facilities. An OTP may be issued to a Sole Proprietor, Partnership, Corporation, LLC or other organization which is a registered Broker or Dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Corporation.

OTP Firm – a sole proprietor, partnership, corporation, limited liability company or other organization in good standing who holds an OTP or upon whom an individual OTP Holder has conferred trading privileges on the Corporation's trading facilities. An OTP Firm shall agree to be bound by the Certificate of Incorporation, Bylaws and Rules of NYSE Arca, and by all applicable rules and regulations of the Securities and Exchange Commission.

OTP Holder – a natural person who has been issued an OTP, or has been named as a Nominee of an OTP Firm in accordance with NYSE Arca Rules.

Primary Business – refers to greater than 50% of the OTP Holder's business.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules

KEY PERSONNEL			
Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our options markets.			
Chief Executive Officer ("CEO")			
Name:	____________________	CRD:	____________
Phone:	____________________		
Email:	____________________		
Chief Financial Officer ("CFO")			
Name:	____________________	CRD:	____________
Phone:	____________________		
Email:	____________________		
Chief Compliance Officer ("CCO")			
Name:	____________________	CRD:	____________
Phone:	____________________		
Email:	____________________		
Chief Operations Officer ("COO")			
Name:	____________________	CRD:	____________
Phone:	____________________		
Email:	____________________		
Head of Options Clearing			
Name:	____________________	CRD:	____________
Phone:	____________________		
Email:	____________________		
Head of Options Trading			
Name:	____________________	CRD:	____________
Phone:	____________________		
Email:	____________________		

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ____________ SEC #: ____________ CRD #: ____________ MPID: ____________

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ____________

Business Address: ____________

City: ____________ State: ____________ Zip Code: ____________

Business Phone: ____________ Website: ____________

Contact Name: ____________ Title: ____________

Phone: ____________ Email: ____________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH OPTIONS TRADING PERMIT (Check all that apply)

☐ Lead Market Maker ☐ Remote Market Maker ☐ Floor Market Maker

☐ Floor Broker ☐ Clearing Services ☐ Order Sending

☐ Agency Trading ☐ Proprietary Trading ☐ Away Market Making

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER_DEALER (Check all that apply)

☐ Lead Market Maker ☐ Remote Market Maker ☐ Floor Market Maker

☐ Floor Broker ☐ Clearing Services ☐ Order Sending

☐ Agency Trading ☐ Proprietary Trading ☐ Away Market Making

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NYSE MKT ☐ New York Stock Exchange (NYSE)

☐ Chicago Board Options Exchange (CBOE) ☐ Chicago Stock Exchange (CHX)

☐ International Securities Exchange (ISE) ☐ Boston Stock Exchange (BSE)

☐ Financial Industry Regulatory Authority, Inc. (FINRA) ☐ Nasdaq Stock Market (NQX)

☐ Philadelphia Stock Exchange (PHLX) ☐ BATS (BATS)

☐ Investors' Exchange LLC (IEX)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE Arca, Inc. (NYSE Arca / NYSE Arca Options) ☐ Other ____________

SECTION 2 – MEMBERSHIP AGREEMENT

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca

Applicant Broker-Dealer: ______________________ CRD#: ______________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor: ______________________ Date: ______________

Print Name: ______________________ Title: ______________

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐ Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[3], most recent Audited Financial Statements, and examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant Broker-Dealer's Capital

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) ☐ Yes ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Arca will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant Broker-Dealer? ☐ Yes (Explain below) ☐ No

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant Broker-Dealer have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below) ☐ No

____

____

FINANCIAL ARRANGEMENT

Does the Applicant Broker-Dealer have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below) ☐ No

Type of Arrangement:
☐ Direct Equity Investment ☐ Any consideration over $5,000
☐ Profit Sharing ☐ Direct Financing
☐ Other ____________________

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

____

____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant Broker-Dealer owe money to any of the following?

☐ Any NYSE Arca member or member organization or NYSE Arca OTP Holder

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.. ____________________

☐ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

[3] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4 – DIRECT OWNERS / INDIRECT OWNERS / EXECUTIVE OFFICERS

Please list the following individuals: (A) each Allied Person as defined in NYSE Arca Rule 1.1(b)[4]; (B) each Approved Person as defined in NYSE Arca Rule 1.1(c)[5]; and (C) each Person as defined in NYSE Arca Rule 11.18(b)(2)[6]. <u>You may submit multiple copies of this form, if needed, or attach a copy of Schedule A and Schedule B of Form BD.</u>

APPLYING AS: ☐ **ALLIED PERSON** ☐ **APPROVED PERSON**

Name: ______________ Title: ______________ CRD# ________

Firm Name:: ______________ Phone: ______________

Email: ______________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED PERSON** ☐ **APPROVED PERSON**

Name: ______________ Title: ______________ CRD# ________

Firm Name:: ______________ Phone: ______________

Email: ______________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED PERSON** ☐ **APPROVED PERSON**

Name: ______________ Title: ______________ CRD# ________

Firm Name:: ______________ Phone: ______________

Email: ______________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED PERSON** ☐ **APPROVED PERSON**

Name: ______________ Title: ______________ CRD# ________

Firm Name:: ______________ Phone: ______________

Email: ______________

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

[4] Pursuant to NYSE Arca Rule 1.1(b), the term "Allied Person" shall refer to an individual, who is: (1) an employee of an OTP Holder who controls such firm, or (2) an employee of an OTP Holder corporation who is a director or a principal executive officer of such corporation, or (3) an employee of an OTP Holder limited liability company who is a manager or a principal executive officer of such limited liability company, or (4) a general partner in an OTP Holder partnership; and who has been approved by the Corporation as an Allied Person.

[5] Pursuant to NYSE Arca Rule 1.1(c), the term "Approved Person" shall refer to a person who is not an OTP Holder, nor an employee or an Allied Person of an OTP Holder, and who: (1) is a director of an OTP Holder, or (2) controls an OTP Holder, or (3) beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an OTP holder, or (4) has contributed 5% or more of the partnership capital; and who has been approved by the Corporation as an Approved Person.

[6] NYSE Arca Rule 11.18(b)(2) refers to the designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the Associated Persons of the OTP Holder. Pursuant to NYSE Arca Rule 1.1(d), the term "Associated Person" shall refer to a person who is a partner, officer, director, member of a limited liability company, trustee of a business trust, employee of an OTP Holder or any person directly or indirectly controlling, controlled by or under common control with an OTP Holder.

SECTION 5 – REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with NYSE Arca rules. Pursuant to these Rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 2.23. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to the Central Registration Depository ("Web CRD®") for review by NYSE Arca. Registration categories include, but are not limited to, the following:

- **MM** – Market Maker Authorized Traders of the Applicant (Series 57 prerequisite)
- **FB** – Floor Broker (Series 57 prerequisite)

Please list all individuals who will conduct trading activity on the Exchange on behalf of the Applicant

REGISTERED TRADER INFORMATION

Name of Applicant: ____________________ CRD: ____________

Date of Birth: ____________________

Phone: ____________________ Email: ____________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM) ☐ Remote Market Maker (RMM)

☐ Floor Market Maker (FMM) ☐ Floor Broker (FB)

☐ Market Maker Authorized Trader (MMAT) ☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed or been granted a waiver of the required examination

REGISTERED TRADER INFORMATION

Name of Applicant: ____________________ CRD: ____________

Date of Birth: ____________________

Phone: ____________________ Email: ____________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM) ☐ Remote Market Maker (RMM)

☐ Floor Market Maker (FMM) ☐ Floor Broker (FB)

☐ Market Maker Authorized Trader (MMAT) ☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed or been granted a waiver of the required examination

You may submit multiple copies of this page, if needed

SECTION 6 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), NYSE Arca, Inc. ("NYSE Arca") may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an OTP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and CRD number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ________________________________ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Arca shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant Broker-Dealer's application for trading privileges, but that NYSE Arca will also perform a complete background check of Applicant Broker-Dealer, and such trading privileges may be immediately revoked by NYSE Arca depending on the results of such background check. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to NYSE Arca any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor: ________________________ Date: ______________

Print Name: ________________________ Title: ______________

SECTION 7 – SUPERVISION

Each OTP Holder must identify the person(s) that is a member, partner, director, or officer exercising responsibility for supervision of day-to-day compliance and maintenance of the firms written supervisory procedures ("WSPs"). Additionally, applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal, pursuant to NYSE Arca Rule 4.5-O.

Name of Person responsible for maintaining WSPs: ______________________________ CRD#:______________

☐ Applicant Broker-Dealer's WSPs are enclosed.

Name of Series 27 licensed principal (if applicable): ______________________________ CRD#:______________

NYSE Arca Rules state:

(a) Adherence to Law – No Options Trading Permit Holder or Associated Person of an Options Trading Permit Holder may engage in conduct in violation of the federal securities laws, the Constitution or the Rules of the Exchange. Every Options Trading Permit Holder must supervise persons associated with the Options Trading Permit Holder as to assure compliance therewith.

(b) Supervisory System – Each Options Trading Permit Holder for whom NYSE Arca is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca Rules. Final responsibility for proper supervision will rest with the Options Trading Permit Holder. The Options Trading Permit Holder's supervisory system must provide, at a minimum, for the following:

(1) The establishment and maintenance of written procedures as required by paragraph (c) of this Rule.

(2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the Options Trading Permit Holder.

(3) The Options Trading Permit Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.

(4) Each Options Trading Permit Holder must designate and specifically identify to NYSE Arca one or more persons who will be responsible for such supervision.

(c) Written Procedures – Each Options Trading Permit Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with NYSE Arca Rules.

Pursuant to this rule, WSPs should describe the following:

- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an OTP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:

- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL OPTIONS TRADING PERMIT HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 8 – CLEARING LETTER OF CONSENT

Notice of Consent – To be completed by Clearing OTP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and an approved OTP Holder of NYSE Arca, Inc.

The undersigned Clearing OTP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

______________________________ Applicant Broker-Dealer

______________________________ CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Rules and may be relied upon by NYSE Arca, Inc., the NSCC, the OCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing OTP Holder.

______________________________ Clearing OTP Holder (Broker-Dealer Name)

______________________________ Clearing OTP Holder (OCC Clearing #)

______________________________ Clearing OTP Holder (NSCC Clearing #)

______________________________ Signature of Authorized Officer, Partner or Managing Member of Clearing OTP Holder

______________________________ Print Name / Title

______________________________ Date

______________________________ Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of OTP Holder

______________________________ Print Name / Title

______________________________ Date

NYSE Arca, Inc.

DEA Application Requirements

SECTION 9 - DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS

ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE Arca along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ______________________________

SEC #. ____________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE Arca Rule 1.1(d)) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE Arca Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE Arca Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE Arca Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE Arca), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE Arca Rule 11.3

____
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor

____
Date

____
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor

____
Title

NYSE Arca, Inc.

Equity Trading Permit Short Form Application

NYSE Arca
Short Form ETP Membership Application and Agreement

To qualify for Short Form Equities Trading Permit (ETP) Membership on NYSE Arca, the applicant must be an approved NYSE Arca Options Trading Permit (OTP) Holder. Current OTP Holder applicants may be eligible for expedited approval in the line of business for which they are an ETP. To apply, please complete and submit this Short Form Application, Membership Agreement, Clearing Letter of Consent and NYSE Master User Agreement to:

NYSE Arca
Attn: Client Relationship Services
Email: crs@nyse.com

KEY PERSONNEL			
Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.			
Chief Executive Officer ("CEO")			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
Chief Financial Officer ("CFO")			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
Chief Compliance Officer ("CCO")			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
Chief Operations Officer ("COO")			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
Head of Clearing			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
Head of Trading			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		

SECTION 1 – Short Form Membership Application

Short Form Eligibility:

☐ Applicant is currently a member in good standing of NYSE Arca Options in the same line of business

General Information

Name of Applicant Broker-Dealer: ______________________

Business Address: ______________________

City: ______________ State: __________ Zip Code: __________

Business Phone: ______________________

Email: ______________________

Web Address, if any: ______________________

CRD Number: ______________

NYSE Arca Options OTP ID: ______________

Designated Examining Authority: ______________

Contact Information

Contact Name: ______________________

Job Title / Position ______________________

Phone: ______________ Email: ______________

Type of Business to be Conducted With Equity Trading Permit (Check all that apply)

☐ Market Maker* ☐ Public Customer Business

☐ Clearing Services ☐ Proprietary Trading

☐ Other______________________

* Please also complete Application for Market Maker Registration

SECTION 2 – Membership Agreement

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca.

Applicant Broker-Dealer: ______________________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor: ______________________________ Date: ____________________

Print Name: ______________________________ Title: ____________________

SECTION 3 – Clearing Letter of Consent

Notice of Consent – To be completed by Clearing ETP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved ETP Holder of NYSE Arca, LLC, a facility of NYSE Arca.

The undersigned Clearing ETP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

Applicant Broker-Dealer ______________________

CRD# and/or SEC File# ______________________

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Rules and may be relied upon by NYSE Arca, Inc., the NSCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ETP Holder.

Clearing ETP Holder (Broker-Dealer Name) ______________________

Clearing ETP Holder (NSCC Clearing #) ______________________

Signature of Authorized Officer, Partner or Managing Member of Clearing ETP Holder	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ETP Holder
Print Name / Title	Print Name / Title
Date	Date

NYSE Arca, Inc.

Application to Become a Lead Market Maker In a Particular NYSE Arca Primary Listed Security*

*Must be an existing Lead Market Maker ETP in order to submit this application

LIST OF SECURITIES FOR LMM REGISTRATION

Unless otherwise indicated by NYSE Arca, this application shall be submitted only by a registered Lead Market Maker Equity Trading Permit ("LETP") holder that seeks to apply to become a Lead Market Maker in a particular NYSE Arca listed security. In addition to the information requested below, any LMM applicant that wishes to provide additional information to the listed company (e.g., trading firm's background), may submit such information with its application. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

Date: ______________ SEC #: ______________ CRD #: ______________ MPID: ______________
(If NASDAQ Participant)

Name of Applicant LETP: ______________________________

Business Contact: ______________________ Business Phone: ______________

Business Email: ______________________________

Solicitations for LMM Applications in individual securities
should be sent to this Email address: ______________________________

Name, telephone number, and email address of the contact that will serve as the Lead Market Maker Designee:

Name: ______________ **Phone:** ______________ **Email:** ______________

This Designee should be listed within Section 3 of the LETP's Market Maker Application and may, but need not, be registered as a MMAT. The Designee will serve as the main contact for the LMM firm and must be present at any interviews with a listing company in connection with an LMM Application.

LMM applicants are required to ensure the following information on file with the Exchange is accurate and up to date:

- ☐ Organizational Profile
- ☐ Other SRO affiliations of the Applicant
- ☐ A list of registered MMATs, including NYSE Arca requirements regarding the Market Maker Orientation Program for each
- ☐ Supervisory procedures of the Applicant relating to Market Making

Each LMM applicant is also required to attest to the following questions. Each item should be initialed by an authorized Officer, Partner, Managing Member, or the Sole Proprietor of the Applicant. If any of the below items results in a "Yes" answer, please supply additional details with this application.

Has the physical makeup of the trading floor/facilities or actual location of the MMAT(s) for the Applicant changed since previous disclosure to the Corporation? ☐ Yes ☐ No

PROPOSED REGISTRATIONS - Please list the security in which you are applying to become the LMM*:

* LMM applicants will be required to be registered as an Odd Lot Dealer in securities in which they are designated as LMM, pursuant to NYSE Arca Rule 7.24-E

Security Name: ______________________________ Symbol: ______________

Designated Market Maker Authorized Trader(s) for this security:

Name: ______________________________ CRD #: ______________

Name: ______________________________ CRD #: ______________

Name: ______________________________ CRD #: ______________

For future additions or changes to your list of securities, you will be required to submit additional copies of Sections 7 & 8.

On this page, please describe all contacts with the companies listed above prior to this application, including the names and positions involved, date and circumstances of contact, and whether in person or otherwise. If there have not been any contacts, please so state.

Name of Company	Description and Date of Contact

INFORMATION FOR LEAD MARKET MAKER

LMMs are subject to NYSE Arca rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including the rules referenced below.

NYSE Arca Rule 7.22-E: Registration of Market Makers in a Security

(d) Designated Market Makers and **Lead Market Makers** shall be selected by the Corporation. Such selection shall be based on, but is not limited to, the following: experience with making markets in equities; adequacy of capital; willingness to promote the Exchange as a marketplace; issuer preference; operational capacity; support personnel; and history of adherence to Exchange rules and securities laws.

NYSE Arca Rule 7.24-E: Designated Market Maker Performance Standards

(a) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation. Such levels will vary depending on the price, liquidity, and volatility of the security in which the Designated Market Maker is registered. The performance measurements will include (i) percent of time at the NBBO; (ii) percent of executions better than the NBBO; (iii) average displayed size; (iv) average quoted spread; and (v) in the event the security is a derivative security, the ability of the Designated Market Maker to transact in underlying markets.

(b) Designated Market Makers that are **Lead Market Makers** will be held to higher performance standards in the securities in which they are registered as **Lead Market Makers** than Designated Market Makers that are not **Lead Market Makers**.

NYSE Arca Rule 8.201-E(g): Commodity-Based Trust Shares; Market Maker Accounts

Market Maker Accounts. An ETP Holder acting as a registered Market Maker in Commodity-Based Trust Shares must file with the Exchange in a manner prescribed by the Exchange and keep current a list identifying all accounts for trading in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, which the Market Maker may have or over which it may exercise investment discretion. No Market Maker shall trade in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, in an account in which a Market Maker, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, which has not been reported to the Exchange as required by this Rule.

In addition to the existing obligations under Exchange rules regarding the production of books and records, the ETP Holder acting as a Market Maker in Commodity-Based Trust Shares shall make available to the Exchange such books, records or other information pertaining to transactions by such entity or registered or non-registered employee affiliated with such entity for its or their own accounts for trading the underlying physical commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, as may be requested by the Exchange

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

NYSE Arca, Inc.

Equity Trading Permit Application and Contracts

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Application for Equity Trading Permit ("ETP"), an Applicant Broker-Dealer must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist

Applicant Broker-Dealer must complete and submit all applicable materials addressed in the Application Checklist (page 4) to crs@nyse.com.

Note: All application materials sent to NYSE Arca will be reviewed by NYSE Arca's Client Relationship Services ("CRS") Department for completeness. The applications are then submitted to FINRA who performs the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to NYSE Arca Rule 2.4. If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830 option 5.

Application Process

- Following submission of the Application for Equity Trading Permit and supporting documents to NYSE Arca, Inc. ("NYSE Arca"), the application will be reviewed for accuracy and regulatory or other disclosures. NYSE Arca will submit the application to FINRA for review and approval recommendation.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Arca will contact the representative of the Applicant Broker-Dealer to discuss the statutory disqualification process.

- If it appears that the Applicant Broker-Dealer has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer will be contacted by NYSE Arca for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Arca for approval or disapproval without delay.

  ✓ Applicant Broker-Dealer will be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Equity Trading Permit.

- NYSE Arca does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with NYSE Arca or be approved by NYSE Arca. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- NYSE Arca will promptly notify the Applicant Broker-Dealer, in writing, of their Membership decision.

In the event an Applicant Broker-Dealer is disapproved by NYSE Arca, the Applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.13. A disapproved applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Corporation's decision was mailed to the applicant, file a petition in accordance with the provisions of Rule 10.13

APPLICATION CHECKLIST & FEES[1]

DOCUMENTATION CHECKLIST FOR NON-NYSE ARCA DEA BROKER-DEALER APPLICANTS

- ❑ Application for Equity Trading Permit
  - Sections 1-6, and 8-9 are MANDATORY for all applicants
  - Section 7 if applicant is not self-clearing
- ❑ Signed Master User Agreement
- ❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®
- ❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[2]
  - Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
  - Designated supervisors and principals
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[3] and the Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
- ❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports
- ❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
- ❑ Copy of Written Supervisory Procedures[4], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

DOCUMENTATION CHECKLIST FOR NYSE ARCA DEA BROKER-DEALER APPLICANTS

- ❑ Application for Equity Trading Permit
  - Sections 1-6, and 8-10 are MANDATORY for all applicants
  - Section 7 if applicant is not self-clearing
- ❑ Signed Master User Agreement
- ❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®
- ❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[2]
  - Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
  - Designated supervisors and principals
  - All Authorized Traders
- ❑ NYSE Arca AP Form to be completed by persons required to be Approved Persons with the Exchange and for whom the required disclosure information is not available on Web CRD®.
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[3] and the Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
  - Subordination Agreements, if applicable
- ❑ Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable
- ❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports
- ❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
- ❑ Copy of Written Supervisory Procedures[4], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

Note: All ETP Holders are responsible for maintaining a list of all Authorized Traders, and such list must be made available to NYSE Arca upon request as required by NYSE Arca Rule 7.30-E.

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[1] For a list of fees, please review the "Schedule of Fees and Charges for Exchange Services" found at https://www.nyse.com/publicdocs/nyse/markets/nyse-arca/NYSE_Arca_Marketplace_Fees.pdf. Additional fees to those listed within this application may apply.

[2] A $125 Investigation Fee may be required for each Control Person, Allied Person, Approved Person, Designated Supervisor or Authorized Trader (DEA Applicants Only) for whom required information is not available on Web CRD®.

[3] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements reflecting the Balance Sheet and Profit & Loss Statement detail for each month for the most recent six (6) months or since inception, whichever is less.

[4] Market Maker applicants must include, but are not limited to, the following NYSE Arca Equity Rules: 6.3 (Prevention of the Misuse of Material, Nonpublic Information), 6.17 (Anti-Money Laundering Compliance Program), 6.18 (Supervision), and 7.20 – 7.25 (Market Makers).

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Broker-Dealer – is the Broker-Dealer organization applying for an Equity Trading Permit or amending this form.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

Authorized Trader – a person who may submit orders to NYSE Arca, LLC's trading facilities on behalf of his or her ETP Holder or Sponsored Participant.

Clearing Services - a Broker-Dealer who receives and executes customers' instructions, prepares trade confirmations, sends the money related to the trades, arranges for the physical movement of securities, and shares responsibility with an introducing broker-dealer for compliance with regulatory requirements.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ETP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising Authorized Trader(s) ("AT") (as defined in NYSE Arca Rule 1.1(e)).

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by NYSE Arca Rules 1.1(b) and 1.1(c), respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

ETP or ETP Holder– an Equity Trading Permit issued by the Corporation for effecting approved securities transactions on the Corporation's trading facilities. An ETP may be issued to a Sole Proprietor, Partnership, Corporation, LLC or other organization which is a registered Broker or Dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Corporation.

Financial Arrangement – (1) the direct financing of an ETP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Market Maker -is obligated to maintain continuous two-sided Q Orders in those securities in which the Market Maker is registered to trade, pursuant to NYSE Arca Rule 7.23-E

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to NYSE Arca Rule 7.21-E, on behalf of a Market Maker.

NYSE Arca, Inc. ("NYSE Arca" or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is the Self-Regulatory Organization for NYSE Arca, LLC

NYSE Arca, LLC – The equities marketplace and a trading facility of NYSE Arca, Inc.

Primary Business – refers to greater than 50% of the ETP Holder's business.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

NYSE Arca, Inc.

Equity Trading Permit Application and Clearing Letter of Consent

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________ SEC #: ______________ CRD #: ______________ MPID: ______________
(If NASDAQ Participant)

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ______________________________

Business Address: ______________________________

City: ______________ State: ________ Zip Code: ________

Business Phone: ______________ Website: ______________

Contact Name: ______________ Title: ______________

Phone: ______________ Email: ______________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH EQUITY TRADING PERMIT (Check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Proprietary Trading

☐ Other ______________________________

* Please also complete Application for Market Maker Registration

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER_DEALER (Check all that apply)

☐ Investment Banking ☐ Public Customer Business ☐ Options Market Making

☐ Proprietary Trading ☐ Other ______________________________

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NYSE American
☐ New York Stock Exchange (NYSE)
☐ Chicago Board Options Exchange (CBOE)
☐ Chicago Stock Exchange (CHX)
☐ International Securities Exchange (ISE)
☐ Boston Stock Exchange (BSE)
☐ Financial Industry Regulatory Authority, Inc. (FINRA)
☐ Nasdaq Stock Market (NQX)
☐ Philadelphia Stock Exchange (PHLX)
☐ BATS (BATS)
☐ Investors' Exchange LLC (IEX)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE Arca, Inc. ☐ Other ______________

SECTION 2 - MEMBERSHIP AGREEMENT

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca.

____
Applicant Broker-Dealer

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Title

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐ Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[5] and most recent Audited Financial Statements, and all examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant Broker-Dealer's Capital

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB) ☐ Yes ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Arca will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant Broker-Dealer? ☐ Yes (Explain below) ☐ No

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant Broker-Dealer have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below) ☐ No

____

____

FINANCIAL ARRANGEMENT

Does the Applicant Broker-Dealer have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below) ☐ No

Type of Arrangement:
☐ Direct Equity Investment
☐ Profit Sharing
☐ Other ______________________
☐ Any consideration over $5,000
☐ Direct Financing

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

____

____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant Broker-Dealer owe money to any of the following?

☐ Any NYSE Arca member or member organization or NYSE Arca ETP Holder

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.. ____

____

☐ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

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[5] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4 – DIRECT OWNERS / INDIRECT OWNERS / EXECUTIVE OFFICERS

Please list the following individuals: (A) each Allied Person as defined in NYSE Arca Rule 1.1(b)[6]; (B) each Approved Person as defined in NYSE Arca Rule 1.1(c)[7]; and (C) each Person as defined in NYSE Arca Rule 11.18(b)(2)[8].

You may submit multiple copies of this form, if needed, or attach a copy of Schedule A and Schedule B of Form BD.

APPLYING AS: ☐ **ALLIED PERSON** ☐ **APPROVED PERSON**

Name: ____________________ Title: ____________________ CRD# ____________

Firm Name:: ____________________ Phone: ____________________

☐ Designated Supervisor of Authorized Traders

Email: ____________________

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED PERSON** ☐ **APPROVED PERSON**

Name: ____________________ Title: ____________________ CRD# ____________

Firm Name:: ____________________ Phone: ____________________

☐ Designated Supervisor of Authorized Traders

Email: ____________________

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED PERSON** ☐ **APPROVED PERSON**

Name: ____________________ Title: ____________________ CRD# ____________

Firm Name:: ____________________ Phone: ____________________

☐ Designated Supervisor of Authorized Traders

Email: ____________________

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED PERSON** ☐ **APPROVED PERSON**

Name: ____________________ Title: ____________________ CRD# ____________

Firm Name:: ____________________ Phone: ____________________

☐ Designated Supervisor of Authorized Traders

Email: ____________________

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

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[6] Pursuant to NYSE Arca Rule 1.1(b), the term "Allied Person" shall refer to an individual, who is: (1) an employee of an ETP Holder who controls such firm, or (2) an employee of an ETP Holder corporation who is a director or a principal executive officer of such corporation, or (3) an employee of an ETP Holder limited liability company who is a manager or a principal executive officer of such limited liability company, or (4) a general partner in an ETP Holder partnership; and who has been approved by the Corporation as an Allied Person.
[7] Pursuant to NYSE Arca s Rule 1.1(c), the term "Approved Person" shall refer to a person who is not an ETP Holder, nor an employee or an Allied Person of an ETP Holder, and who: (1) is a director of an ETP Holder, or (2) controls an ETP Holder, or (3) beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an ETP holder, or (4) has contributed 5% or more of the partnership capital; and who has been approved by the Corporation as an Approved Person.
[8] NYSE Arca Rule 11.18(b)(2) refers to the designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the Associated Persons of the ETP Holder. Pursuant to NYSE Arca Rule 1.1(f), the term "Associated Person" shall refer to a person who is a partner, officer, director, member of a limited liability company, trustee of a business trust, employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

SECTION 5 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), NYSE Arca, Inc. ("NYSE Arca") may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an ETP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ______________________________ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Arca shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant Broker-Dealer's application for trading privileges, but that NYSE Arca will also perform a complete background check of Applicant Broker-Dealer, and such trading privileges may be immediately revoked by NYSE Arca depending on the results of such background check. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to NYSE Arca any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

______________________________ Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	______________________________ Date
______________________________ Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	______________________________ Title

SECTION 6 – SUPERVISION

Each ETP Holder must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in NYSE Arca Rule 1.1(e). ETP Holders must provide a copy of their Written Supervisory Procedures ("WSP") with their Application.

Name and Title of Person responsible for maintaining WSPs: ______________________________

NYSE Arca Rules state:

(a) Adherence to Law – No Equity Trading Permit Holder or Associated Person of an Equity Trading Permit Holder may engage in conduct in violation of the federal securities laws, the Constitution or the Rules of the Exchange. Every Equity Trading Permit Holder must supervise persons associated with the Equity Trading Permit Holder as to assure compliance therewith.

(b) Supervisory System – Each Equity Trading Permit Holder for whom NYSE Arca is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca Rules. Final responsibility for proper supervision will rest with the Equity Trading Permit Holder. The Equity Trading Permit Holder's supervisory system must provide, at a minimum, for the following:

   (1) The establishment and maintenance of written procedures as required by paragraph (c) of this Rule.

   (2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the Equity Trading Permit Holder.

   (3) The Equity Trading Permit Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.

   (4) Each Equity Trading Permit Holder must designate and specifically identify to NYSE Arca one or more persons who will be responsible for such supervision.

(c) Written Procedures – Each Equity Trading Permit Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with NYSE Arca Rules.

Pursuant to this rule, WSPs should describe the following:

- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an ETP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:

- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL EQUITY TRADING PERMIT HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 7 – CLEARING LETTER OF CONSENT

Notice of Consent – To be completed by Clearing ETP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved ETP Holder of NYSE Arca, LLC, a facility of NYSE Arca.

The undersigned Clearing ETP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

Applicant Broker-Dealer

CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Rules and may be relied upon by NYSE Arca, Inc., the NSCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ETP Holder.

Clearing ETP Holder (Broker-Dealer Name)

Clearing ETP Holder (NSCC Clearing #)

Signature of Authorized Officer, Partner or Managing Member of Clearing ETP Holder

Print Name / Title

Date

Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ETP Holder

Print Name / Title

Date

NYSE Arca, Inc.

Contracts

SECTION 8 - ARCHIPELAGO SECURITIES™ ROUTING AGREEMENT

Provided that User is an ETP Holder of NYSE Arca and subject to a valid, ongoing User Agreement with NYSE Arca, LLC; Archipelago Securities, LLC (hereinafter "Archipelago Securities"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this Routing Agreement and any applicable rules and interpretations of NYSE Arca Rules. Whereas Archipelago Securities provides certain order routing services for NYSE Arca, and User desires to use the order routing facilities of NYSE Arca, for good and valuable consideration, User and Archipelago Securities agree as follows:

1. ROUTING SERVICES.
Archipelago Securities, a wholly owned subsidiary of Archipelago Holdings, Inc., agrees to act as agent of the User for routing orders entered into NYSE Arca to the applicable market centers or broker-dealers for execution, whenever such routing is required in accordance with NYSE Arca Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of NYSE Arca Rules.

2. ORDERS NOT ELIGIBLE FOR ROUTING SERVICES.

User agrees that Archipelago Securities will not execute any orders that are not eligible for order routing in accordance with NYSE Arca Rules. For example, NYSE Arca Rules may provide that if a User has indicated that an order must not be routed to another market center for execution (*i.e.*, by designating an order as a fill-or-return or fill-or-return plus order), the order will not be eligible for routing services provided by Archipelago Securities.

3. CANCELLATION; MODIFICATION OF ORDERS.

User agrees that any requests regarding cancellation or modification of orders shall be subject to NYSE Arca Rules. User understands that such rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside NYSE Arca will be processed by Archipelago Securities, subject to the applicable trading rules of the relevant market center.

4. TRANSMISSION OF ORDER INSTRUCTIONS.

User agrees that all orders on its behalf must be transmitted to Archipelago Securities through NYSE Arca. User agrees that NYSE Arca is its exclusive mechanism for purposes of transmitting orders on its behalf to Archipelago Securities and for receiving notice regarding such orders. Archipelago Securities shall be entitled to rely upon and act in accordance with any order instructions received from NYSE Arca on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this agreement shall be reported by Archipelago Securities to NYSE Arca. The User shall be notified of such executions through NYSE Arca.

5. CLEARANCE AND SETTLEMENT.

User agrees that all transactions executed on its behalf shall be processed in accordance with NYSE Arca Rules. If User is an ETP Holder, User agrees that orders executed or its behalf by Archipelago Securities shall be automatically processed by NYSE Arca for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by Archipelago Securities shall be cleared and settled, using the relevant Sponsoring ETP Holder's mnemonic (or its clearing firm's mnemonic as applicable).

6. TERM OF AGREEMENT.
This Routing Agreement will be effective as of the Effective Date and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. Archipelago Securities may terminate this Routing Agreement immediately if (i) the User is in breach of this Routing Agreement for any reason, (ii) any representations made by the User in connection with this Agreement or the User Agreement are or become false or misleading or (iii) User is no longer a ETP Holder or Sponsored Participant of NYSE Arca or otherwise authorized to access NYSE Arca. Upon the termination of this Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The provisions of Paragraphs 7, 8, 9 and 10 will survive the termination or expiration of this Routing Agreement for any reason. In no event will termination of this Routing Agreement relieve User of any obligations incurred through its use of NYSE Arca.

7. INDEMNITY.
User agrees to indemnify, defend and hold Archipelago Securities harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Agreement or otherwise from its use of the Archipelago Securities routing services.

8. DISCLAIMER OF WARRANTY.
ROUTING SERVICES ARE PROVIDED "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY ARCHIPELAGO SECURITIES, NYSE ARCA OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

9. NO LIABILITY FOR TRADES.
USER UNDERSTANDS AND AGREES THAT (I) ARCHIPELAGO SECURITIES IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF NYSE ARCA TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. NEITHER ARCHIPELAGO SECURITIES, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF ARCHIPELAGO SECURITIES TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, NYSE ARCA WILL BE ABSORBED BY THE USER OR THE ETP HOLDER SPONSORING THE USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO NYSE Arca. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION WILL SUPERCEDE SUCH OTHER SECTION.

10. NO CONSEQUENTIAL DAMAGES. UNDER NO CIRCUMSTANCES WILL ARCHIPELAGO SECURITIES, NYSE ARCA OR ITS OR THEIR AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF ARCHIPELAGO SECURITIES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

11. ASSIGNMENT.
User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without Archipelago Securities' prior approval, which will not be unreasonably withheld. Archipelago Securities may assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

12. FORCE MAJEURE.
Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither Archipelago Securities nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

SECTION 8 - ARCHIPELAGO SECURITIES™ ROUTING AGREEMENT (CONTINUED)

13. MISCELLANEOUS.
All notices or approvals required or permitted under this Routing Agreement must be given in writing to the address specified above. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party, provided that this agreement shall at all times be interpreted to effect the rules and interpretations of NYSE Arca, as applicable. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. All disputes, claims or controversies between the parties hereto will be submitted to arbitration in New York, New York. This Routing Agreement, together with the applicable NYSE Arca Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Archipelago Securities and User with respect to its subject matter and supersedes all prior writings or understandings.

Accepted on behalf of ETP Holder:

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Date: ______________________________

SECTION 9 – INDIVIDUAL REGISTRATION			
Provide the information requested below for each of the requested individuals associated with the Applicant Broker-Dealer. Pursuant to NYSE Arca Rule 11.18, all applicants must designate a Series 24 licensed principal. Applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal, pursuant to NYSE Arca Rule 4.5-E. Additionally, Authorized Traders for whom NYSE Arca will be the DEA are required to have successfully passed the Series 7 examination, pursuant to NYSE Arca Rule 2.5. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to Web CRD® for review by NYSE Arca.			
DESIGNATED SERIES 24 LICENSED PRINCIPAL			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
DESIGNATED SERIES 27 LICENSED PRINCIPAL			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
AUTHORIZED TRADER			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
AUTHORIZED TRADER			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
AUTHORIZED TRADER			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		
AUTHORIZED TRADER			
Name:	______________________	CRD:	______________
Phone:	______________________		
Email:	______________________		

☐ Additional Authorized Traders are submitted in a separate document attached hereto

SECTION 9 (CONTINUED) - KEY PERSONNEL			
Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.			
Chief Executive Officer ("CEO")			
Name:	____________	CRD:	____________
Phone:	____________		
Email:	____________		
Chief Financial Officer ("CFO")			
Name:	____________	CRD:	____________
Phone:	____________		
Email:	____________		
Chief Compliance Officer ("CCO")			
Name:	____________	CRD:	____________
Phone:	____________		
Email:	____________		
Chief Operations Officer ("COO")			
Name:	____________	CRD:	____________
Phone:	____________		
Email:	____________		
Head of Clearing			
Name:	____________	CRD:	____________
Phone:	____________		
Email:	____________		
Head of Connectivity			
Name:	____________	CRD:	____________
Phone:	____________		
Email:	____________		
Head of Trading			
Name:	____________	CRD:	____________
Phone:	____________		
Email:	____________		

NYSE Arca Inc.

DEA Application Requirements

SECTION 10- DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS

ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE Arca along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ____

SEC #. ______________________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE Arca Rule 1.1(d)) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE Arca Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE Arca Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE Arca Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE Arca), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE Arca Rule11.3

Accepted on behalf of ETP Holder:

______________________________________ Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	______________________________ Date
______________________________________ Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	______________________________ Title

NYSE Arca, Inc.

Application for Market Maker Registration*

*Includes Market Maker & Lead Market Maker

TABLE OF CONTENTS

Application Process

Filing Requirements

Prior to submitting the Application to become a Market Maker, an applicant Broker-Dealer must have completed the Equity Trading Permit ("ETP") application. A firm will not be eligible for approval as a Market Maker until after their ETP application is approved.

Checklist

Applicant ETP must complete and submit all materials as required in this Application Checklist (page 4) to crs@nyse.com.

If you have questions regarding the application, you may direct them to NYSE Arca Client Relationship Services: Email: crs@nyse.com; Phone: (212) 896-2830, option 5.

Application Process

- Following submission of the Application for Market Maker Registration and supporting documents, NYSE Arca will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant and each listed Market Maker Authorized Trader, and review the Applicant's written supervisory procedures.
- Applicant ETP Broker-Dealers must designate within Section 1 whether they are applying as a Market Maker ETP ("METP"), and/or as a Lead Market Maker ETP ("LETP").
- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be reviewed by NYSE Arca for approval or disapproval.
- NYSE Arca will notify the applicant Broker-Dealer in writing of their decision.
- In the event an applicant Broker-Dealer is disapproved by NYSE Arca, the applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.14. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

Approved Lead Market Maker ETP Firms:

Approved LETP firms will receive all Green Sheet postings via e-mail and may apply to become the LMM in a particular security with NYSE Arca as its primary listing venue by completing the LMM Registration Application. Eligible LETP firms may be selected as the LMM for a particular security based on input by the listing company, or may be selected randomly from a list of LETPs who have submitted their LMM application for that security. LMM selection based on input by the listing company will require interviews between the LMM applicant(s) and the listing company.

APPLICATION CHECKLIST & FEES – NEW NYSE ARCA MARKET MAKER APPLICANTS

- ❑ Approved Equity Trading Permit ("ETP") application (or in process)
- ❑ Application for Market Maker Registration, Sections 1 through 6
- ❑ Form U4 and fingerprint cards for each Market Maker Authorized Trader listed in Section 3 are available on Web CRD®
- ❑ Proof of Passing Series 57 Test Score for each Market Maker Authorized Trader listed in Section 3; or
- ❑ Request for a Series 57 Waiver has been requested via WebCRD been granted by NYSE Arca.
- ❑ Market Maker Orientation Acknowledgement
  https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf
- ❑ Copy of Applicant's Written Supervisory Procedures ("WSPs") for Market Making on NYSE Arca, LLC
- ❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
  - Subordination Agreements, if applicable
- ❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years
- ❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
- ❑ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

ADDITIONAL INFORMATION FOR BROKER-DEALERS REQUESTING TO BECOME A LEAD MARKET MAKER ETP ON NYSE ARCA

- ❑ NYSE Arca LMM Certification Test
  - Approved Lead Market Makers must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

1 Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

EXPLANATION OF TERMS & PROCESSES

For purposes of this application, the following terms shall have the following meanings:

Applicant Broker-Dealer – the Broker-Dealer applying as a registered Market Maker or amending this form to become a registered Market Maker.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System (Web CRD®) – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority (DEA) – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ETP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the Broker-Dealer's primary business location.

Designated Market Maker ("DMM") – a registered Market Maker that participates in the Directed Order Process

Direct Owners/Executive Officers – refers to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Financial Arrangement – (1) the direct financing of an ETP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Lead Market Maker ("LMM") – a registered Market Maker that is the exclusive DMM in listings for which the Corporation is the primary market

Lead Market Maker ETP ("LETP") – an approved Market Maker with NYSE Arca, Inc. eligible to apply as an LMM

Market Maker – an ETP Holder approved by the Corporation to act as a Market Maker pursuant to NYSE Arca Rule 7.20-E

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to NYSE Arca Equities Rule 7.21-E, on behalf of a Market Maker.

NYSE Arca, Inc. ("NYSE Arca" or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is the Self-Regulatory Organization for NYSE Arca, LLC

NYSE Arca, LLC – The equities marketplace and a trading facility of NYSE Arca, Inc.

Self-Regulatory Organization (SRO) - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

Symbols – refers to stock symbols that may be assigned to a MMAT. Symbols are assigned at the firm level and are traded by the MMATs. Symbols may be added or removed on a daily basis, based on requests emailed to Exchange Security Operations, operationsclearing@nyx.com, with said request. At this time, OTC symbols are not eligible for market making. Upon approval, by default, two test symbols (ZVV and M.TEST) will be assigned to the firm for testing purposed

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ____________ SEC #: ____________ CRD #: ____________ MPID ____________
(If NASDAQ Participant)

☐ Application ☐ Amendment

THE APPLICANT INTENDS TO REGISTER AS A(N) (Check all that apply):

☐ Market Maker (METP) ☐ Lead Market Maker (LETP)

GENERAL INFORMATION

Name of Applicant ETP: ____________

Business Address: ____________

City: ____________ State: ____________ Zip Code: ____________

Business Phone: ____________ Fax: ____________

Contact Name: ____________ Title: ____________

Phone: ____________ Fax: ____________

Email: ____________

ETP APPROVAL STATUS

☐ Applicant organization is currently an approved Equity Trading Permit Holder with NYSE Arca *
* All Market Maker Applicants must be approved ETP holders

NET CAPITAL

Amount: ____________ As of Date: ____________ Focus Report Line Item*: ____________

*Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note ☐ Cash

☐ Subordinated Loan ☐ Clearing/Good Faith Deposits ☐ Other ____________

SECURITIES

List the number of securities for which your firm requests approval: ____________

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business ☐ Proprietary Trading

☐ Options Market Maker ☐ Other____________

SECTION 2 – OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange(s) or association? If yes, please provide the relevant information below.

☐ Yes ☐ No

Applicants who currently act as a Specialist on the New York Stock Exchange, LLC ("NYSE") are reminded of their requirements pursuant to NYSE Rules 36 and 98.

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SRO: ______________________

Operating Capacity: ______________________

List Securities ______________________ ______________________

SECTION 3 – MARKET MAKER AUTHORIZED TRADER APPLICANT LIST

Ensure a Form U4 for each of the individuals identified below is available on Web CRD®. To be eligible for registration as a MMAT, as defined in NYSE Arca Rule 1.1(aa), a person must (i) have successfully completed the Securities Trader Qualification Examination (Series 57), (ii) complete the NYSE Arca Equities sponsored training and orientation program, and (iii) register each individual on Web CRD® in the appropriate NYSE Arca registration category (MT). The NYSE Arca Equities sponsored training and orientation program is available at:

https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf

LEAD MARKET MAKER DESIGNEE (Required for Lead Market Maker ETP Applicants Only)

Full Name: ______________________ Date of Birth: ______________________

Street Address: ______________________ Suite/Floor: ______________________

City: ______________________ State: __________ Zip Code: __________

Phone Number: ______________________ Fax Number: ______________________

E-Mail Address: ______________________

Will this individual be registered as a Market Maker Authorized Trader:

☐ Yes (Please complete the information below) ☐ No

CRD #: __________ Qualifying Exam: ☐ Yes ☐ No NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: ______________________ Operating Capacity: ______________________

Employment Dates: ______________________ SRO Affiliation: ______________________

☐ Form U4, Proof of Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

MARKET MAKER AUTHORIZED TRADER

Full Name: ______________________ Date of Birth: ______________________

CRD #: __________ Qualifying Exam: ☐ Yes ☐ No NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: ______________________ Employer CRD #: ______________________

☐ Form U4, Proof of Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

MARKET MAKER AUTHORIZED TRADER

Full Name: ______________________ Date of Birth: ______________________

CRD #: __________ Qualifying Exam: ☐ Yes ☐ No NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: ______________________ Employer CRD #: ______________________

☐ Form U4, Proof of Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

PLEASE USE MULTIPLE COPIES OF THIS FORM TO LIST ADDITIONAL MARKET MAKER AUTHORIZED TRADERS

SECTION 4 – MARKET MAKER ORIENTATION ACKNOWLEDGEMENT

The firm acknowledges responsibility that each MMAT listed within this application or subsequently added in the future will review the entire Market Maker Orientation program offered on the NYSE Arca website:
https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf

Complete review of the Market Maker Orientation program by each MMAT is a requirement of application approval.

The Applicant Broker-Dealer also acknowledges that failure by any MMAT to complete the orientation program prior to trading on NYSE Arca, LLC may result in disciplinary action against the Broker-Dealer and the MMAT.

____

Applicant Broker-Dealer

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name	Title

SECTION 5 – REQUIRED INFORMATION & ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker*, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the equities trading facility of NYSE Arca, Inc.called NYSE Arca LLC. The undersigned acknowledges the following requirements:

1. ***Minimum Net Capital Requirements***
   Note: the requirements in items 1(a) and (b) apply only to the registered Market Maker rather than to each MMAT individually.

   (a) ***Market Makers Subject to the Aggregate Indebtedness Requirement***
   Maintain minimum net capital that is the greater of: (i) $100,000; (ii) $2,500 for each security that it is registered as a Market Maker (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of securities that such Market Maker is registered during the 30 days immediately preceding the computation date; (iii) 6 2/3 percent of aggregate indebtedness; or (iv) the amount prescribed by SEC Rule 15c3-1.

   (b) ***Market Makers Subject to the Alternative Net Capital Requirement***
   Maintain minimum net capital that is the greater of (i) $250,000; (ii) 2 percent of aggregate indebtedness; or (iii) the amount prescribed by SEC Rule 15c3-1.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA's Risk Oversight & Oper. Reg department for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA's Risk Oversight & Oper. Reg department as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE Arca.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca rules. Such written procedures shall at all times be available for inspection by NYSE Arca staff.

*Includes Market Maker and/or Lead Market Maker

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

______________________________	______________________________
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
______________________________	______________________________
Print Name	Title

NYSE Arca Retail Liquidity Provider (RLP) Application

Instructions: In order to ensure your Firm's participation in the NYSE Arca Retail Liquidity Provider ("RLP") program and to ensure that connectivity is established between NYSE Arca and your Firm, and that only employees of your Firm have access to NYSE Arca facilities and systems using your Firm's connection, the completion of this application is required prior to RLP approval.

See NYSE Arca Rule 7.44-E for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Is your firm currently an Approved Equity Trading Permit Holder and Market Maker? **NYSE Arca requires RLP applicants to be registered as Market Makers or Lead Market Makers.*	☐ Yes ☐ No
As a NYSE Arca Member Organization, do you currently have connectivity to route orders to the Exchange?	☐ Yes ☐ No
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE Arca connectivity, please provide the name of the technology provider.	

Please provide the NYSE Arca Market Maker Authorized Trader IDs that will be used for the RLP program and corresponding symbols you would like assigned to each.* **Please Note:** Only one of your Firm's MM ID's can be designated as the RLP in a given symbol. However, your Firm can use different MM ID's for different symbols.

MM ID:____________________ Symbols:____________________

MM ID:____________________ Symbols:____________________

MM ID:____________________ Symbols:____________________

MM ID:____________________ Symbols:____________________

** If necessary, applicants may attach a list of MMIDs that will be used for the RLP program and corresponding symbols you would like assigned to each*

Please describe the current business structure of the division within your Firm that will become an RLP.

Please attach documentation that will demonstrate your Firm's ability to meet the requirements of an RLP pursuant to NYSE Arca Rule 7.44-E.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

NYSE Arca, Inc. - Retail Member Organization Application

Instructions: The completion of this application is required in order for your Firm to participate in the NYSE Arca Retail Liquidity Program ("RLP") as a Retail Member Organization ("RMO"), to establish connectivity between NYSE Arca and your Firm, and to ensure that only employees of your Firm have access to NYSE Arca facilities and systems using your Firm's connection. To qualify as an RMO, an ETP Holder must conduct a retail business or route retail orders on behalf of another broker-dealer. For purposes of this program, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

A "Retail Order" is an agency order that originates from a natural person and is submitted to NYSE Arca by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

Please note: If an RMO uses an algorithm to determine to send an existing Retail Order into the NYSE Arca RLP program, such order is acceptable to the program and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An RMO may submit Retail Orders in a riskless principal capacity as well as an agency capacity, provided that (i) the entry of such riskless principal orders meets the requirements of FINRA Rule 5320.03, including that the RMO maintains supervisory systems to reconstruct, in a time-sequenced manner, all Retail Orders are entered on a riskless principal basis; and (ii) the RMO does not include non-retail orders together with the Retail Orders as part of the riskless principal transaction.

See NYSE Arca Rule 7.44-E for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm ("Applicant")	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Does your firm currently send orders to the Exchange using multiple ETP IDs?	☐ Yes ☐ No
Please identify all ETP IDs that will be used to submit Retail Orders.	
As an NYSE Arca Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving market data ☐ Both
Is this connection enabled to designate Retail Orders by entering the value "RET" in Fix Tag 50, or the ArcaDirect field: SenderSubID.	☐ Yes
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE Arca connectivity, please provide the name of the technology provider.	

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. That document should be kept for your files, and is not required to be submitted to the NYSE Arca exchange unless requested.

Please describe the current business structure of the division within your Firm that qualifies you as an RMO.
Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. For example, please provide sample marketing literature, website screenshots, and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that the applicant's order flow would meet the requirements of the Retail Order definition.

3. RMO Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as a Retail Order would meet the qualifications for such orders under NYSE Arca Rule 7.44-E. Applicant further attests that it has in place Written Supervisory Procedures (WSPs) pursuant to Rule 7.44-E (b)(6).

Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of this Rule, and

(ii) monitor whether orders entered as Retail Orders meet the applicable requirements. If an RMO represents Retail Orders from another broker-dealer customer, the RMO's supervisory procedures must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must:

(i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule; and

(ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

NYSE Arca Equities Retail Order Tier Form

Instructions: This form is to be completed by NYSE Arca, Inc. (the "Exchange") ETP Holders who would like to participate in the Retail Order Tier.

A "Retail Order" is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the Exchange by an ETP Holder, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.

Please note: If an NYSE Arca ETP Holder uses an algorithm to determine to send an existing Retail Order into the NYSE Arca Equities Retail Order Tier program, such order is eligible for the Retail Order Tier and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the NYSE Arca ETP Holder assures that the Retail Order meets the underlying requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an NYSE Arca ETP Holder from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An NYSE Arca ETP Holder may submit Retail Orders in a riskless principal capacity, as well as an agency capacity, provided that the member (1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to FINRA (or another self-regulatory organization if not required under FINRA rules); and (2) has written policies and procedures to ensure that riskless principal transactions for which the member is relying on this exception comply with applicable FINRA rules.

1. Customer Information

Name of NYSE Arca ETP Holder	
Web CRD Number	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

As an NYSE Arca ETP Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving Market Data ☐ Both
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. We have a Broker Dealer Customer Form that we can provide for your convenience.	

3. Retail Order Tier Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted to NYSE Arca by the Applicant via Retail Order Ports or tagged as "Retail Orders" in the order entry message are Retail Orders and would meet the qualifications for such orders under the Retail Order Tier. An ETP Holder would be required to designate its Retail Order Ports, including adding new Retail Order Ports or removing existing Retail Order Ports that would no longer be used to submit Retail Orders, no later than the fifth trading day of the month in which the desired change is to become effective.

Applicant further attests that it has in place Written Supervisory Procedures (WSPs). Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements specified by the Exchange, including that the Applicant maintain adequate substantiation that substantially all orders sent to the Exchange as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must (i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements specified by the Exchange; and (ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Name (Printed)	
Name (Signature)	
Title	
Date	

ATTACHMENT A

An ETP Holder is required to either designate certain of its order entry ports as "Retail Order Ports" and attest that substantially all orders submitted to the Exchange via such Retail Order Ports are Retail Orders or tag each order as a "Retail Order" in the order entry message. Additionally, an ETP Holder is required to designate its Retail Order Ports, including adding new Retail Order Ports or removing existing Retail Order Ports that would no longer be used to submit Retail Orders, **no later than the fifth trading day of the month** in which the desired change is to become effective.

If your firm would like to create new ports to be designated as "Retail Order Ports" please complete the **Customer Session Request Form** found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf and email this form to the Connectivity team at connectivity@nyse.com. ***Please Note:*** *These new ports should be created prior to completing this form. Once you have established these new ports with the Connectivity team you may then submit this form stating which ports will be designated as "Retail Order Ports."*

Provide a list below of all ports that will be used as Retail Order Ports. ***Please Note****: These order entry ports must be designated by the Firm as "Retail Order Ports".*

Alternatively, an ETP Holder may designate Retail Orders by entering the value "RET" in Fix Tag 50, or the ArcaDirect field: SenderSubID.

☐ Checking this box identifies the ETP Holder's intention to mark Retail Orders by FIX or ArcaDirect field. ETP Holder attests that all orders submitted to the Exchange identified as RET are Retail Orders.

NYSE Arca ETP Holder

____

Authorized Signatory of the Firm

____

Print Contact Name

____

Title

____

Date

Please return to Client Relationship Services at crs@nyse.com.

Enrollment Form for ETF Liquidity Provider Program (ELP) on NYSE Arca

Equity Trading Permit ("ETP") Holders of NYSE Arca, Inc. ("NYSE Arca") are eligible to participate in the ETF Liquidity Provider Program (ELP) in less-active ETFs listed on NYSE Arca by completing this enrollment form. ETP Holders are required to select a designated Equity Trading Permit ID ("ETPID") on UGW and/or Market Participant ID (MPID) on NGW to track enrollment requirements. Capitalized terms used in this enrollment form (but not defined here) are defined in the NYSE Master User Agreement.

General Information

Firm Name: ____________________

Business Address: ____________________

City: ____________ State: ________ Zip: ________

Business Phone: ____________ CRD #: ________ ETPID/ MPID: ________

ELP Firm Performance Report

As an ELP participant, the above firm will receive a daily report of their performance in the ELP eligible symbols. Please indicate an email address below for report receipt:

Email: ____________________

Authorization and Acceptance

The ETP Holder, by its duly authorized officer identified below, certifies the information on this form is accurate. ETP Holders are required to update promptly any information on the form if it becomes inaccurate. By signing this form, the ETP Holder agrees that NYSE Arca can publicly identify the enrollee as a liquidity provider in the ELP program and provide the enrollee's name and its quoting performance in the security(ies) in which it has qualified as a liquidity provider under the ELP program to the issuer of the security(ies). The ETP Holder acknowledges that completion of this form by itself will not result in any credits and that credits will be determined solely by NYSE Arca in accordance with the requirements of the Rules of NYSE Arca.

Signature of Authorized Officer: ____________________

Name: ____________________

Title: ____________________

Phone: ____________________

Email Address: ____________________

Date: ____________________

Completed application and revisions should be returned via email to crs@nyse.com.

AP Form

NYSE Arca, Inc.

This Form is to be completed by persons required to be Approved Persons with the Exchange and for whom the required disclosure information is not available on Web CRD®.

Instructions

Prior to completing this form, the persons seeking Approved Person status ("Applicant") should be familiar with the NYSE Arca, Inc. (the "Exchange") Rules, particularly those relating to "Approved Persons," including but not limited to Arca Rule 1.1(c), 2.4, and 2.14.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the Exchange and FINRA.
    - A new AP Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person)
    - The elimination of an existing Approved Person should be provided to the Exchange and FINRA in writing (email is acceptable)
    - Notification of changes should be provided to the Exchange (crs@nyse.com) and FINRA (Q&RNY@finra.org) within 30 days

For Applicants associated with firms seeking NYSE Arca membership, please email a signed and completed copy of the AP Form to Client Relationship Services at crs@nyse.com.

Section I

1. Full Name of the Applicant: ______________________________

2. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

   Member Organization:______________________________

   Web CRD#: ______________________________

   Approved Person Status is requested pursuant to the rules of the Exchange because the Applicant is not an ETP/OTP Holder, nor an employee or an Allied Person of a ETP/OTP Firm, and who:

3.
   - ☐ is a director of an ETP/OTP Firm
   - ☐ *controls* an ETP/OTP Firm
   - ☐ beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an ETP/OTP Firm
   - ☐ has contributed 5% or more of the partnership capital

4. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   - ☐ Yes
   - ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at Q&RNY@finra.org.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an "Approved Person" as such term is defined in Arca Rule 1.1(c).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated member organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification. (See Section 3(a)(39) of the Securities Exchange Act of 1934, as amended).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: _______________________________________ Date: ____________________
(A Duly Authorized Executive Officer, Senior Partner, Managing Member or equivalent of the Applicant)

Printed Name: _______________________________________

Title: _______________________________________

AP Form

NYSE Arca, Inc.

This Form is to be completed by persons required to be Approved Persons with the Exchange and for whom the required disclosure information is not available on Web CRD®.

Instructions

Prior to completing this form, the persons seeking Approved Person status ("Applicant") should be familiar with the NYSE Arca, Inc. (the "Exchange") Rules, particularly those relating to "Approved Persons," including but not limited to Arca Rule 1.1(c), 2.4, and 2.14

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the Exchange and FINRA.
    - A new AP Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person)
    - The elimination of an existing Approved Person should be provided to the Exchange and FINRA in writing (email is acceptable)
    - Notification of changes should be provided to the Exchange (crs@nyse.com) and FINRA (Q&RNY@finra.org) within 30 days

For Applicants associated with firms seeking NYSE Arca membership, please email a signed and completed copy of the AP Form to Client Relationship Services at crs@nyse.com.

Section I

1. Full Name of the Applicant: ______________________________

2. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

   Member Organization: ______________________________

   Web CRD#: ______________________________

   Approved Person Status is requested pursuant to the rules of the Exchange because the Applicant is not an ETP/OTP Holder, nor an employee or an Allied Person of a ETP/OTP Firm, and who:

3.
   - ☐ is a director of an ETP/OTP Firm
   - ☐ *controls* an ETP/OTP Firm
   - ☐ beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an ETP/OTP Firm
   - ☐ has contributed 5% or more of the partnership capital

4. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   - ☐ Yes
   - ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at Q&RNY@finra.org.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an "Approved Person" as such term is defined in Arca Rule 1.1(c).
The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated member organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification. (See Section 3(a)(39) of the Securities Exchange Act of 1934, as amended).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: ______________________________ Date: ______________
(A Duly Authorized Executive Officer, Senior Partner, Managing Member or equivalent of the Applicant)

Printed Name: ______________________________

Title: ______________________________

NYSE Arca Options

Lead Market Maker Application

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant – the Broker-Dealer applying as a registered Lead Market Maker or amending this form to become a registered Lead Market Maker.

Appointment - on a form or forms prescribed by the Exchange, a registered Market Maker must apply for a Primary Appointment, having the obligations hereunder, and of Rule 6.37-O, in one or more option classes.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an OTP Firm or any person directly or indirectly controlling, controlled by or under common control with an OTP Firm.

Control – as defined on Form-BD, the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or OTP Firm of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the Broker-Dealer's primary business location.

Direct Owners/Executive Officers – refers to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Eligible Issues – an LMM may be allocated any one or more of the options issues opened for trading at the Exchange.

Financial Arrangement – (1) the direct financing of an OTP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Lead Market Maker ("LMM") – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rule 6.82-O. Each LMM or nominee thereof must be registered with the Exchange as a Market Maker. Any OTP Holder or OTP Firm registered as a Market Maker with the Exchange is eligible to be qualified as an LMM.

Lead Market Maker OTP – an approved Lead Market Maker with NYSE Arca, Inc. eligible to act as an LMM in options classes.

Market Maker ("MM") – an OTP Holder approved by the Corporation to act as a Market Maker pursuant to NYSE Arca Rule 6-O.

Market Maker Authorized Trader ("MMAT") – an authorized individual who performs market-making activities pursuant to NYSE Arca Rule 6-O, on behalf of a OTP Firm or OTP Holder registered as a Market Maker or Lead Market Maker.

NYSE Arca, Inc. ("NYSE Arca", the "Corporation", or the "Exchange") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended.

Quotations – OTP Holders who are registered as Lead Market Makers are required by rules 6.37-O and 6.82-O to generate and automatically update two-sided market quotations throughout the trading day in each of their appointed series for 90% of the time the Exchange is open for trading in each series.

Self-Regulatory Organization ("SRO") - each national securities exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

APPLICATION PROCESS

Filing Requirements:
Prior to submitting the Application to become a Lead Market Maker, an applicant Broker-Dealer must have completed the Options Trading Permit ("OTP") application, identifying "Market Making" as a business to be conducted on NYSE Arca, Inc. A firm will not be eligible for approval as a Lead Market Maker until after their OTP application, with this indication, is approved.

Checklist:
Applicant OTP must complete and submit all materials as required in the Application Checklist (page 3) to crs@nyse.com.

If you have questions regarding the application, you may direct them to Client Relationship Services:
Email: crs@nyse.com ; Phone: 212-896-2830, Option 5.

Application Process:

- Following submission of the Lead Market Maker Application, and supporting documents, NYSE Arca will review the application for completeness prior to submission to FINRA for review.
- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Arca or FINRA on behalf of NYSE Arca, will contact the representative of the applicant Broker-Dealer to discuss the statutory disqualification process.
- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the applicant Broker-Dealer will be contacted by NYSE Arca or FINRA on behalf of NYSE Arca for further information.
- NYSE Arca will notify the Applicant in writing of their decision.
- In the event an applicant Broker-Dealer is disapproved by NYSE Arca, the applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.14. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

APPLICATION CHECKLIST	
CHECKLIST FOR BROKER-DEALERS TO BECOME A LEAD MARKET MAKER	
❑	Approved Options Trading Permit (OTP) Application.
❑	Application for Lead Market Maker, All Sections.
❑	Copy of the Applicant's Written Supervisory Procedures ("WSPs") for Market Making on NYSE Arca, Inc.
❑	Financial Documentation • Four (4) Most Recent FOCUS Reports[1] and the Most Recent Audited Financial Statements, if applicable • Most Recent Balance Sheet and Capital Computation • Six Month Profit/Loss Projection • Subordination Agreements, if applicable[2]
❑	Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
❑	All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years.

[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

[2] Required for NYSE Arca-DEA Broker-Dealers only

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________ SEC #: ______________ CRD #: ______________

☐ Application ☐ Amendment

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ______________

Business Address: ______________

City: ______________ State: ______ Zip Code: ______

Business Phone: ______________ Fax: ______________

Contact Name: ______________ Title: ______________

Phone: ______________ Email: ______________

OTP APPROVAL STATUS

☐ Applicant organization is currently an approved Options Trading Permit Holder and Market Maker with NYSE Arca. *

* All Lead Market Maker applicants must be approved OTP Holders and Market Makers with NYSE Arca.

NET CAPITAL

Amount: ______________ As Of Date ______________ FOCUS Report Line Item* ______________

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Cash ☐ Subordinated Loan ☐ Clearing / Good Fait Deposits

☐ Other ______________

*Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a LMM:______________

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking ☐ Public Securities Business

☐ Proprietary Trading ☐ Equities Market Maker

☐ Other ______________

SECTION 2 – INFORMATION FOR LEAD MARKET MAKERS

LMMs are subject to all applicable State and Federal Laws, and the rules promulgated thereunder, as well as the Rules of NYSE Arca. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to, those referenced below. In particular, you should determine whether Rule 6.82-O applies to your firm, including reporting requirements.

NYSE Arca Rule 6.82(b)-O: Qualification of Lead Market Makers

(1) Qualification of LMMs. The qualification of LMMs shall be conducted by the Exchange. The LMM Qualification Process is as follows:

(A) Applications for qualification as an LMM shall be general and shall not specify a particular option issue or issues. Applicants for qualification as an LMM may present any matter they wish the Exchange to consider in conjunction with its decision. The Exchange may require that presentation to be solely or partially in writing, and may require the submission of additional information from an applicant, OTP Holder or OTP Firm, or any person associated with an OTP Holder or OTP Firm.

(B) The Exchange may also specify one or more conditions on the applicant in respect to any representations made in the application process, including but not limited to representations regarding capital operations, personnel or technical resources.

NYSE Arca Rule 6.82-O(c): Obligations of Lead Market Makers

Each LMM must meet the following obligations:

(1) Assure that disseminated market quotations are accurate;

(2) Honor guaranteed markets, including markets required by Rule 6.86-O and any better markets pledged during the allocation process;

(3) Generate and automatically update two-sided market quotations with size in all appointed series in accordance with Rule 6.37B (b)-O through the LMMs own proprietary autoquoting system;

(4) Fulfill general Market Maker obligations under Rule 6.37-O and 6.37A-O;

(5) Be accessible throughout every business day. An LMM shall promptly notify a Trading Official if such LMM shall not be accessible at anytime during the day. The Exchange may designate an approved LMM to act as a back-up LMM in the event such appointed LMM is not accessible;

(6) With respect to trading as a Market Maker, effect trades that have a high degree of correlation with the overall pattern of trading for each series in the option issues involved;

(7) Reserved

(8) Reserved

(9) Promote the Exchange as a marketplace by assisting in meeting and educating market participants and taking the time for travel related thereto;

(10) Maintain communications with member firms in order to respond to suggestions and complaints;

(11) Respond to competition by offering competitive markets and competitively-priced services;

(12) Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more LMMs are associated with each other and deal for the same LMM account, this requirement will apply to such LMMs collectively, rather than to each LMM individually;

(13) Fully satisfy conditions of appointments pursuant to Subsection (b)(1)(B) of this Rule;

(14) Promptly inform the Exchange of any material change in financial or operational condition or in personnel.

SECTION 3 – REQUIRED INFORMATION & AKNOWLEDGEMENT

The undersigned, applying for registration as a Lead Market Maker, accepts full responsibility for having knowledge of and adhering to all applicable rules and regulations governing the trading facility of NYSE Arca, including its subsidiaries and affiliates. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by NYSE Arca Rule 4 and SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered Lead Market Maker firm rather than to each MMAT individually.
2. Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more LMMs are associated with each other and deal for the same LMM account, this requirement will apply to such LMMs collectively, rather than to each LMM individually.
3. The LMM's clearing firm will provide daily equity information to FINRA, acting as agent for NYSE Arca, for LMM cash or liquid asset position review.
4. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA, acting as agent for NYSE Arca, for Market Maker capital compliance review.
5. Provide detailed financial reports and such other operational reports to NYSE Arca or FINRA, acting as agent for NYSE Arca as may be required.
6. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE Arca.
7. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca's rules. Such written procedures shall at all times be available for inspection by staff or agents of NYSE Arca.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Title

AUTHORIZED ACKNOWLEDGEMENT OF THE APPLICANT'S CLEARING FIRM

Signature of Authorized Clearing Firm Representative	Date
Print Name	Title
Clearing Firm Name	Clearing No.

NYSE Arca Options
Floor Broker's Letter of Authorization

This Letter of Authorization is made as of ______________________, 20______ by ____________________ the "Clearing Member" in respect of __________________________ the "OTP Firm" on behalf of ____________________ the "Floor Broker"

WHEREAS Floor Broker is an OTP Holder of NYSE Arca ("Exchange") and nominee of an OTP Firm;

WHEREAS Clearing Member is an OTP Firm of the Exchange and member of Options Clearing Corporation ("OCC");

WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to NYSE Arca Rule 6.44-O, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the OCC by Clearing Member; and

WHEREAS OTP Firm has requested Clearing Member to issue a Letter of Authorization for Floor Broker.

NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, the Clearing Member hereby agrees, for the benefit of OCC and the Exchange, and their respective members, that Clearing Member shall accept full financial responsibility when the name of Clearing Member is given up:

- ☐ For the clearance of all Exchange options transactions by Floor Broker*
- ☐ For the clearance of all Flex Options transactions made by Floor Broker*

**Check all that apply.*

This Letter of Authorization shall remain in effect until a written notice or revocation has been filed with the Exchange. If such written notice has not been posted for a least one hour prior to the opening of trading on a particular business day on the options floor of the Exchange, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve Clearing Member of responsibility for transactions guaranteed prior to the effective time of such revocation.

Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

WITNESS the due execution of the Letter of Authorization as of the day and year above written.

______________________________ Print Name of Authorized Signatory of Floor Broker's OTP Firm	______________________________ Print Name of Clearing Member
______________________________ Signature of Authorized Signatory of Floor Broker's OTP Firm	______________________________ Print Name of Authorized Signatory of Clearing Member
	______________________________ Signature of Authorized Signatory of Clearing Member

Revised August 2017

NYSE Arca Options

MARKET MAKER LETTER OF GUARANTEE

Pursuant to NYSE Arca Rule 6-O and 5.32-O

Dear Market Maker:

You have represented to the undersigned Clearing Member, a member of the Options Clearing Corporation, that you are a registered market maker pursuant to Rule 6.33-O of the Rules of NYSE Arca. You have requested the undersigned Clearing Member to issue a Letter of Guarantee for you in order to enable you to meet the requirements of NYSE Arca Rule 6.36-O.

In response to your request, the undersigned Clearing Member hereby agrees to accept full financial responsibility:

- ☐ For all Exchange options transactions [as defined in NYSE Arca Rule 6.1-O(b)(6)] made by you*
- ☐ For all Flex Options transactions [as defined in NYSE Arca Rule 5.32-O made by you*

**Check all that apply.*

This letter shall be deemed to be a Letter of Guarantee pursuant to NYSE Arca Rule 6.36-O and may be relied upon by the NYSE Arca, the Options Clearing Corporation and their respective members. This Letter of Guarantee shall be subject to the NYSE Arca Rules as amended from time to time, and shall remain in effect until revoked in accordance with the NYSE Arca.

Accepted and agreed to this ______ day of __________, 20 ___.

____________________ Clearing Firm Name	____________________ OTP Firm Name
____________________ Clearing Member Representative (Please Print)	____________________ Market Maker (Please Print)
____________________ Authorized Signature of Clearing Member	____________________ Authorized Signature of Market Maker
	____________________ Symbol of Market Maker

Clearing member authorization for electronic collection of NYSE Arca invoices for the above symbol:

Name on OCC Account ____

OCC Account Number__________________

Revised August 2017

NYSEARCA-ONE-000131

NYSE Arca Options

TERMINATION OF MARKET MAKER

To: NYSE Arca Options Client Relationship Services Department

From: ______________________________
Clearing Member

Date of termination: ____________________ (Close of Business)

☐ Temporary Termination
– Date of Return: ______________________________

☐ Permanent Termination**

Market Maker: ____________________ Acronym(s): ____________

OTP Firm: ____________________

The Clearing Member will continue to accept full financial responsibility for all Exchange options transactions (as defined in NYSE Arca Rule 6.36-O) made in the account of the above-specified Market Maker, until such time as all positions in the account have been liquidated and a Letter of Guarantee Revocation has been issued and accepted by the Exchange.

______________________________ ____________
Authorized Signature of Clearing Member Date

______________________________ ____________
Print Name Title

\ OTP holders(OTP) must notify the Exchange no later than one (1) business day in advance of the proposed temporary termination date. A temporary termination cannot exceed 180 days.

Trade activity in a market maker account that is subject to a Temporary Termination must be limited to "closing only" transactions. Closing only shall generally mean submission of orders for the purpose of closing positions or reducing risk. Trade activity in terminated accounts may be subject to regulatory review.

*** A Letter of Guarantee Revocation is required to be filed with the NYSE Arca Client Relationship Services Department after all accounts have cleared.*

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

August 2017

EXHIBIT H

A complete set of documents pertaining to listing applications, standards, and fee schedules for NYSE Arca, Inc. follows and is publicly available on the Exchange's website at www.nyse.com.

NYSE

ORIGINAL LISTING APPLICATION
Exchange-Traded Products

Part I: Issuer Information

A. General Corporation or Trust Information

Corporation or Trust Name: ______________________________

Address of Principal Executive Offices:

____

____

Telephone No.: ______________ Facsimile No.: ______________

State of Incorporation: ______________ Date of Incorporation: ______________

EDGAR CIK No.: ______________ SEC 1933 Act File No.: ______________

Foreign Private Issuer (yes/no): ______________ SEC 1940 Act File No.: ______________

Website address: ______________________________

B. Contact Information

Primary Contact with respect to Listing Application:

Name: ______________________________

Title: ______________________________

Address: ______________________________

Phone: ______________ Fax: ______________ Email: ______________

Outside Counsel Contact with respect to the Listing Application, if any:

Name: ______________________________

Firm Name: ____________________

Address: ____________________

Phone: __________ Fax: __________ Email: __________

Part II: Security Information

A. Security(ies) which the Applicant Issuer is applying to list (please attach an exhibit if necessary):

Security Description	Underlying Index and Ticker Symbol	CUSIP Number*	DRS Eligible (yes/no)

* CUSIP Service Bureau can be reached at 212.438.6565

B. Transfer Agent/Registrar:

Name: ____________________

Address: ____________________

Phone: __________ Fax: __________ Email: __________

Part III: Type of Listing

A. Please indicate the type of transaction (check all that apply):

□ Initial Issuance □ Listing Transfer

□ Other (please specify): ____________________

If listing in connection with a transfer:

Current trading market: __________ Current ticker symbol: __________

B. Expected listing date: __________

C. Investment Banker/Financial Advisor Contact(s), if applicable:

Name: ____________________

Firm Name: ____________________

Address: ____________________

Phone: __________ Fax: __________ Email: __________

Part IV: Securities Exchange Act of 1934 Exemptive Relief

Please indicate the method by which the Issuer will achieve the no-action/exemptive relief necessary to operate as a listed Exchange Traded Product of its type:

____

____

____

All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on NYSE Arca.

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

A. Exchange Traded Funds
    - Letter dated November 21, 2005 (Section 11(d) and Extension of Class Relief)
    - Letter dated October 24, 2006 (Class Relief Letter for ETFs)
    - Letter dated April 9, 2007 (Class Relief Letter for Fixed Income ETFs)
    - Letter dated June 27, 2007 (Combination ETFs)
    - Revised Staff Legal Bulletin No. 9 (September 10, 2010)(for Actively Managed ETFs)
    - Letter dated May 9, 2008 or Letter dated June 16, 2011 (regarding Section 11(d) for Actively Managed ETFs)(one but not both may be cited)

B. Exchange Traded Notes
    - Letter dated May 30, 2006 (iPath ETNs)
    - Letter dated July 27, 2006 (iPath ETNs)
    - Letter dated October 12, 2007 (Deutsche Bank AG ETNs)

C. Other Security Types
    - Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
    - Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

Part V: Additional Information

A. Exchange Requirements for Listing Consideration:
To be considered for listing, the Applicant Issuer must meet NYSE Arca's minimum listing requirements. The Exchange has broad discretion regarding the listing of any security. Thus, the Exchange may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an Applicant Issuer's security inadvisable or unwarranted in the opinion of the Exchange. Such determination can be made even if the Applicant Issuer meets the Exchange's listing standards. In connection with the review of any listing application, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the Applicant Issuer's security, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other appropriate regulatory authority.

B. Regulatory Review
The Applicant must provide the Exchange with a letter signed by an executive officer of the company, certifying that, to the company's knowledge, no officer (as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule), board member, or non-institutional shareholder with greater than 10% ownership of the company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) during the past ten years. To the extent that an officer, board member, or non-institutional shareholder with greater than 10% ownership of the company has been so convicted, provide a detailed description of all such matters. In addition to reviewing this letter, the Exchange will review background materials available to it regarding the aforementioned individuals as part of the eligibility review process.

Part VI: Signature

I, ______________________________, as ______________________________
Name of Authorized Executive Officer or Trustee — Title of Authorized Executive Officer or Trustee

of ____, do hereby
Full Name of Company or Trust

attest that, at the time of the filing of this application, the Applicant Issuer is deemed to have read and understood the Exchange's listing and corporate governance rules and requirements and, if approved for listing, intends to comply with all applicable listing and corporate governance rules and requirements on an ongoing basis. Further, I certify that to the best of my knowledge and belief, the information contained within this application and any materials provided to each exchange in support of this application are true and correct.

____
Signature of Authorized Executive Officer or Trustee

____
Date

Commentary:

1. The Exchange-Traded Products Listing Application must be completed prior to listing securities under any of the following NYSE Arca Rules: 5.2-E(j)(1) (Other Securities); 5.2-E(j)(2) (Equity Linked Notes); 5.2-E(j)(3) (Investment Company Units); 5.2-E(j)(4) (Index-Linked Exchangeable Notes; 5.2-E(j)(5) Equity Gold Shares; 5.2-E(j)(6) (Equity Index-Linked Securities, Commodity-Linked Securities, Currency-Linked Securities, Fixed Income Index-Linked Securities, Futures-Linked Securities and Multifactor Index-Linked Securities); 5.2-E(j)(7) Trust Certificates; 8.3-E (Currency and Index Warrants); 8.100-E (Portfolio Depositary Receipts); 8.200-E (Trust Issued Receipts); 8.201-E (Commodity-Based Trust Shares); 8.202-E (Currency Trust Shares); 8.203-E (Commodity Index Trust Shares); 8.204-E (Commodity Futures Trust Shares); 8.300-E (Partnership Units); 8.400-E (Paired Trust Shares); 8.500-E (Trust Units); 8.600-E (Managed Fund Shares) and 8.700-E (Managed Trust Securities).

2. Completed applications and supporting documents should be sent to:

   NYSE Regulation
   Issuer Regulation
   11 Wall Street
   New York, NY 10005

NYSE

LISTING AGREEMENT
Exchange-Traded Products[1]

The undersigned, being a duly authorized officer of ______________________________
Full Name of Issuer[2]
(the "Issuer") does hereby certify that this agreement is made pursuant to resolutions adopted by the Issuer's governing body to list the following securities on NYSE Arca, Inc. ("Exchange"):

Security Description	Underlying Index and Ticker Symbol	CUSIP Number*	DRS Eligible (yes/no)

(1) The Issuer certifies that it (or its authorized agent) has read, understands, and agrees to be bound by and comply with all applicable listing rules, procedures, maintenance requirements, and policies, as contained in the NYSE Arca Rules, as may be amended from time to time.

(2) Where required by the Exchange, the Issuer agrees to list on the Exchange all subsequent amounts of the above security(s) to be listed which may be issued or authorized for issuance.

(3) For purposes of publicity related to the Issuer's listing on the Exchange, the Issuer authorizes the Exchange to use the Issuer's corporate logos, web site address, trade names, and trade/service marks in order to convey quotation information, transactional reporting information and any other information related to the Issuer's listing on the Exchange.

(4) The Issuer indemnifies the Exchange and holds it harmless from any third party rights and/or claims arising out of the Exchange's or any affiliate's use of the Issuer's corporate logos, web site address, trade names, trade/service marks and/or the trading symbol used by the Issuer.

---

[1] Note: The Exchange-Traded Products Listing Application must be completed for the following securities described in NYSE Arca Rules 5.2-E(j)(1) (Other Securities); 5.2-E(j)(2) (Equity Linked Notes); 5.2-E(j)(3) (Investment Company Units – Exchange Traded Funds (ETFs)); 5.2-E(j)(4) (Index-Linked Exchangeable Notes; 5.2-E(j)(5) (Equity Gold Shares); 5.2-E(j)(6) (Equity Index-Linked Securities, Commodity-Linked Securities, Currency-Linked Securities, Fixed Income Index-Linked Securities, Futures-Linked Securities and Multifactor Index-Linked Securities); 5.2-E(j)(7) Trust Certificates; 8.3-E (Currency and Index Warrants); 8.100 (Portfolio Depositary Receipts); 8.200-E (Trust Issued Receipts); 8.201-E (Commodity-Based Trust Shares); 8.202-E (Currency Trust Shares); 8.203-E (Commodity Index Trust Shares); 8.204-E (Commodity Futures Trust Shares); 8.300-E (Partnership Units); 8.400-E (Paired Trust Shares); 8.500-E (Trust Units); 8.600-E (Managed Fund Shares) and 8.700-E (Managed Trust Shares)

[2] In the event that the Issuer of the securities to be listed is an entity without officers and/or directors, the term "Issuer" as used herein shall encompass such entity as well as the entity responsible for its organization and/or continued management (its "Sponsor").

(5) The Issuer will maintain a transfer office or agency (noted below) where the security(s) herein referenced shall be transferable, and (unless such securities are issued in book-entry form only) will keep the office or agency supplied with sufficient certificates to meet the demands for transfer of the security(s).

Name: ______________________________ Phone No. ____________________
Address: ____

(6) The Issuer certifies that the security(s) has been accepted for deposit at DTCC and is either (check one): eligible for the direct registration system of DTCC [ ] or is issued in book-entry form only [ ]

(7) The Issuer agrees to furnish to the Exchange on demand such information concerning the Issuer as the Exchange may reasonably request.

(8) The Issuer agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.

(9) The Issuer agrees to file all required periodic reports with the Securities and Exchange Commission ("SEC") by the due dates established by the SEC.

(10) The Issuer agrees that nothing herein contained or inferred shall be construed as constituting the Issuer's contract for the continued listing of the Issuer's security(s) on the Exchange. The Issuer understands that the Exchange may suspend its security(s) with or without prior notice to the Issuer, upon failure of the Issuer to comply with any one or more sections of this agreement, or when in its sole discretion, the Exchange shall determine that such suspension of dealings is in the public interest or otherwise warranted.

____ on this _______ day of
(Full Name of the Issuer)
attests that it is in full agreement with the terms and conditions contained herein.

By ________________________________
Signature of Authorized Officer

____
Printed Name of Authorized Officer

____
Title

Completed agreements and supporting documents should be sent to:

NYSE Regulation
Issuer Regulation
11 Wall Street
New York, NY 10005